UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 000-49944
OSI GEOSPATIAL INC.

(Exact name of registrant as specified in its charter)
300 — 340 March Road
Ottawa, Ontario, Canada K2K 2E4
(613) 287-0462

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, no par value

(Title of each class of securities covered by this Form)
Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)☒ (for equity securities)	Rule 12h-6(d)☐ (for successor registrants)

Rule 12h-6(c)☐ (for debt securities)	Rule 12h-6(i)☐ (for prior Form 15 filers)

PART I
Item 1.     Exchange Act Reporting History
     OSI Geospatial Inc. (the “Company”) first incurred the duty to file reports under Section 13(a) of the Securities Exchange Act of 1934 as amended (the “Exchange Act”) on the 60th day after July 24, 2002.
     The Company has filed or submitted all reports required under Exchange Act Section 13(a) and corresponding Commission rules for the 12 months preceding the filing of this Form, and the Company has filed at least one annual report under Section 13(a).
Item 2.     Recent United States Market Activity
     The Company has never sold securities in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”).
Item 3.     Foreign Listing and Primary Trading Market
     The Company has maintained a listing of its shares of Common Stock on the Toronto Stock Exchange (the “TSX”) since October 8, 1993, the date of initial listing of the Common Stock. The TSX is located in Canada, and Canada constitutes the primary trading market for the Common Stock. The percentage of trading in the Common Stock that occurred in Canada during the 12-month period beginning July 1, 2007 and ending June 30, 2008 was 56.5%.
Item 4.     Comparative Trading Volume Data
     Not applicable.
Item 5.     Alternative Record Holder Information
     As of June 2, 2008, there were 221 record holders of shares of the Company’s Common Stock on a worldwide basis.
Item 6.     Debt Securities
     Not applicable.
Item 7.     Notice Requirement
     The Company issued a press release, dated July 8, 2008, announcing its intent to terminate its registration of Common Stock under section 12(g) of The Exchange Act, and its duty to file reports under Section 13(a) of the Exchange Act. The Company disseminated this press release and notice via Marketwire which used its affiliate Marketwire newswire service to disseminate the notice in the United States. The

Company submitted a copy of this press release under cover of a Form 6-K, filed on July 8, 2008.
Item 8.     Prior Form 15 Filers
     Not Applicable.
PART II
Item 9.     Rule 12g3-2(b) Exemption
     The Company is a reporting issuer in the provinces of British Columbia, Ontario, Quebec and Alberta in Canada. Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, the Company is required to make public and file on the System for Electronic Document Analysis and Retrieval at www. sedar.com, among other things, the following documents: all interim and annual financial statements together with the appropriate MD&A; a notice of any change to its corporate structure; documents regarding any reverse takeover; a notice of any change to its auditors; an annual information form; all news releases that disclose material information; all material change reports; business acquisition reports for significant acquisitions; management information circulars and proxy-related material; certain material contracts; and any other information the Company sends to its security holders. All information required to be published pursuant to Rule 12g3-2(b)(1)(iii) will be available at www.sedar.com.
PART III
Item 10.     Exhibits
     Not applicable.
Item 11.     Undertakings
     The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of the filing of the Form 15F:
     1. The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

     2. Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii); or
     3. It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, OSI Geospatial Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, OSI Geospatial Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

OSI GEOSPATIAL INC.
By:	“Ken Kirkpatrick”
Name: Ken Kirkpatrick
Title: President & CEO

Date: July 22, 2008